FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 4, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares                Signet Group plc
to which voting rights are attached:

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights                                                      X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation:                     Schroders plc

4. Full name of shareholder(s) (if different from 3.)

5. Date of the transaction and date on which the threshold is crossed                 01/05/07
or reached:

6. Date on which issuer notified:                                                     02/05/07

7. Threshold(s) that is/are crossed or reached:                                       Below 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of       Situation previous to   Resulting situation after the triggering transaction
shares              the Triggering
                    transaction

if possible using
the ISIN CODE

                    Number     Number of    Number of    Number of voting rights ix    % of voting rights
                    of         Voting       shares
                    Shares     Rights viii

                                            Direct       Direct x       Indirect xi    Direct         Indirect

GB00B1HTFP68        94,738,888 N/A          N/A          N/A            84,279,263     N/A            4.953%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial         Expiration       Exercise/ Conversion       Number of voting rights      % of voting
instrument                date xiii        Period/ Date xiv           that may be acquired if      rights
                                                                      the instrument is
                                                                      exercised/ converted.

Total (A+B)

Number of voting rights                                   % of voting rights
          84,279,263                                                  4.953%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Schroder Investment Management Limited 40,291,683 2.37%
Schroder Investment Management North America Limited 43,624,561 2.56%
Schroder & Co Guernsey Limited 82,899 0.004%
Schroder Investment Management Hong Kong 280,120 0.016%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

                                     The shares referred to in section 9 are held in portfolios
13. Additional information:          managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name:

15. Contact telephone number:

Identity of the notifier

Full name: Mark Andrew Jenkins - Group Company Secretary

Contact address: Signet Group plc, 15 Golden Square, London, W1F 9JG

Phone number: 0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   May 4, 2007